Filed by Atlantic Coastal Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Atlantic Coastal Acquisition Corp. II

Commission File Number: 001-41224

Date: March 13, 2024

The following is a transcript with Abpro’s CEO and Atlantic Coastal Acquisition Corp. II’s CEO conducted on SPACInsider Podcast

Nick Clayton:

Hello and welcome to another SPACInsider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners.

Developing new medical treatments takes time and money, which is generally where SPACs come in. But Abpro has managed to resolve many of those questions before SPAC investors will join the show. I’m Nick Clayton, and this week I speak with Abpro Chairman and CEO, Ian Chan, and Shahraab Ahmad, Chairman and CEO of Atlantic Coastal Acquisition Corp. II.

The two announced the $500 million combination in January. Shahraab explains how Abpro came onto Atlantic Coastal II’s radar after the SPAC had originally been fishing in the mobility space and why the particularities of its capital needs could be a fit for the current market conditions. Ian walks through Abpro’s clinical path moving forward and how it can use a mix of its internal discovery engines and M&A to expand its portfolio. Take a listen.

So I’m really interested in digging into how this business combination came together and why the time was right for Abpro to make this step, but it almost feels like a better starting point is how Abpro progressed its clinical program to where it was able to establish this major partnership with Celltrion. Can you explain a bit how that came together, Ian?

Ian Chan:

So we started the company as a next generation antibody company. So creating antibodies against traditionally difficult targets and we’re very successful early on with almost 300 campaigns against some of the most difficult targets in the pharmaceutical and biotech industry with some of the leading players. And then it was a natural evolution to move downstream from a platform company into a therapeutics company focused on treating severe disease. So the bulk of the pipeline was in immuno-oncology. So that’s where we started out, I would say five to six years ago. And then our team has been steadily working on that as well as other antibodies and indications like eyecare and also infectious disease. But immuno-oncology has been the bread and butter of the company and we found a way to really engage the natural immune system to target disease tissue with novel molecules called bispecific antibodies.

So this is stimulating the human immune system to be able to go after very targeted tumor molecules. And we steadily built out capabilities there, which we consider to be on the forefront of next generation antibodies. So our lead molecule, which is ABP 102, as we’ve been able to create a much wider therapeutic window for that, meaning more efficacy and more safety compared to current modalities of treatment. And that’s what attracted Celltrion to really partner with us. So they took a look at it, obviously did extensive diligence, and then concluded that this was a molecule that could be advanced into the clinic and beyond to treat breast cancer and also gastric cancer.

And the partnership’s been great because we’re bringing different things to the table. So they are bringing financial resources, a partnership is fully funded by them, and then we’re bringing the scientific expertise and the molecule as well. So that became a very logical way to really get the partnership going and it’s been going great so far.

Nick Clayton:

And Shahraab, from the SPAC standpoint, I’m interested in how important some of those relationships were in terms of your calculations in this search. Because there don’t really appear to be a ton of biotech targets at this stage that have de-risked their next few steps quite like Abpro has.

Shahraab Ahmad:

I think that was a huge part of our decision making, right? So if you look at a traditional biotech company, it obviously needs to go through some very large financing rounds. The fact that Ian and his team created this JV with Celltrion that creates a fully financed program on one side and then a number of other targets that have yet to be financed, but we have a clear pathway to financing them. I think that was huge, right? And they also have a very large shareholder who’s been very supportive both in a strategic sense and in a financing sense. So I think it’s rare that you get a target that’s de-risked both in terms of, I guess, their scientific outcomes as well as the financing pathways they need to take.

So for us, obviously going public is a huge undertaking for a company. I think a lot of internal resources need to get diverted and it obviously needs to make sense for the company. And so the fact that all the stakeholders at Abpro were committed to going public and understood the benefits of going public for their path, but that path was significantly de-risked for us obviously was hugely important.

Nick Clayton:

Moving from that into that path to getting these candidates through the clinical process and becoming treatments, can you just walk us through a bit what your pipeline is going to look like for the next two to three years and getting those through that path?

Ian Chan:

So we have two molecules that are ready for the clinic in the near term, 12 to 18 months. So that would be ABP 102, that’s the one with Celltrion. So that’s in very late stage IND enabling studies. So that’ll be, we expect in Phase 1 very shortly. And then ABP 201 is our bispecific for eyecare, Wet AMD and DME. So those are two biggest indications in eyecare. So companies like Regeneron were built around those indications. And then Roche has also approved our thesis for creating a bispecific in eyecare. They got a recent approval for their product called Vabysmo, which is for Wet AMD, and we have a similar mechanism of action.

In fact, a lot of companies were quite skeptical of this approach, many years ago. So we were one of the companies that bet on that, and it’s really worked out in our minds since Vabysmo got approved. So this is a multi-billion dollar indication. So that one, we expect, will be in a clinic next year and then progressing through Phase 1. And then right behind that are additional programs as well, so that we have our cloud in 18.2, ABP 150 program, that’s for non-HER2 positive gastric cancer. And then we have a liver cancer program as well. So those are ready for the clinic within that timeframe, the two to three year timeframe.

Nick Clayton:

Great. And I wanted to get into Abpro’s DiversImmune® and MultiMab™ platforms as well. As you mentioned, DiversImmune has been involved in over 300 discovery campaigns to date. And so just how does that work and how has the platform evolved through that work?

Ian Chan:

So, when we started, we were looking for a way to increase the cycle time at which antibodies could be generated because when we launched, the average timeframe was two years to create an antibody. So we found ways through technology and we developed those in-house to reduce that time during the two months. So we launched initially as a platform company. We validated against all sorts of different targets. We really built it up over time, and that’s been the mainstay of our platform in the sense that we can create these building blocks that can either be used as monoclonal antibody therapies, which is the largest class of therapies in biotech today, and also bispecific antibodies. So these are two pronged antibodies. They can grab cancer cells and we can bring immune cells directly to the cancer cells.

So the front end is really where a lot of the activity takes place to create future generations of new products and therapies. So we can continually add to the pipeline that way. And then there’s a engineering component at the end, and then we had the ability to move it into the clinic.

Nick Clayton:

What it leads right into is a MultiMab where you’re able to continue to tailor those antibodies. I’m interested in, do you view that as being a platform and a tool that helps you just continually find more potential candidates and more potential forks in the road, other things to explore? Or have you been finding it most useful to tailor and really shrink down and be more precise with what you’re already working with?

Ian Chan:

It’s really the ability to take these building blocks and then fine tune them for whatever indication they need to be. So for eyecare, there’s specific engineering nearing features the molecule needs to have, and then oncology, same thing. So each target can be different, but that’s where the platform really excels. We have the ability to really create antibodies that are fit for purpose against whatever target they’re going after and to do it in a very quick timeframe as well.

Nick Clayton:

Great. And then just looking at the market a bit for ABP 102 and ABP 201, your materials, you have quite a bit of information in there about what you expect the potential market to be and how you expect revenues to progress to the life of those candidates, should they pass all the way through the process. How did you go about calculating that treatment market? And you’ve mentioned a few of the other companies that have been working in this area. Can you tell us a bit about some of those competing potential treatments?

Ian Chan:

Those numbers came from a highly respected consulting company, called Health Advances. And then the indications that we were going after are well known out there, Wet AMD/DME indication for eye care. So those numbers are quite established. Same with the HER2 market, HER2 positive, that’s Herceptin, so that’s been on the market for quite a bit of time. So those numbers are all out there. So we have a strategy that really improves on the first generation versions of those molecules, and that’s how we know that’s going to be patient need. So we’re not going after indications that are not yet established. And the companies that are playing there, they’ve really grown with these indications like Regeneron is certainly one of them, was built on wet AMD/DME, Eylea, and then Roche as well, through initially LUCENTIS and then now Vabysmo. So it was Genentech before.

Nick Clayton:

Great. And then moving to the other two candidates you mentioned there, the ABP 150 and 110, they’re a bit further off in development, but you’ve already secured some strategic collaboration for those candidates as well. Can you just run us through again more of how that relationship with Nanjing and how their pathway should progress as well?

Ian Chan:

So we were looking for a partner early on in the life cycle. So we partnered with China rights and then we kept the European and also US rights. They provided some of the initial R&D Funding and we were eligible for milestones downstream, up to $400 million. And so that’s really what helped get the program off to the start. So that one is quite close to the clinic as well. So that would be the next molecule that would go in. And then ABP 110 is the one for liver cancer, that one we partnered with the NIH. So there was a KOL over there in the space for GPC3. That’s the target. It’s quite an exciting target. So we partnered with them to really take that to generate a bispecific antibody around that. So for a new indication.

Nick Clayton:

Reading with those partnerships in hand, what are Abpro’s capital needs like, through these next few years as you’re commercializing these candidates? And how do you plan to use the proceeds from this transaction?

Ian Chan:

So the great thing is ABP 102 is fully funded. As far as development costs, manufacturing, that’s all taken care of. We were going to be providing funding for the internal team to really support it. So I think that will be, that’s really the main requirement there. And then the rest of the capital goes to the other programs. So 201 would be the next program, which we want to move into the clinic next year, and then 150 right behind that. And the capital needs are in the $50 to $75 million range over the next two years. And then that’ll allow us to have two and potentially a third program into the clinic very shortly thereafter.

Nick Clayton:

And as we’ve been discussing where all these things sit and where you are in the progression for all of them, why did you decide that now was the right time for Abpro to go public and why through a SPAC?

Ian Chan:

Really driven by the progression of the company. So in the beginning, there’s a lot of scientific risk, I would say, for any new company. So you’re trying to get your technology working. So we actually did all that. And then companies are actually trying to work out the biology. All this takes years usually. And then sometimes the lead molecule works or it doesn’t. So some companies have to go back to drawing board so that this is a multi-year cycle. Eventually you get close enough to the clinic where everything is just about financing the programs. So the bottom that becomes really development stage oriented. So that’s capital. So that’s where the company’s at. And as far as why right now? We feel like we can create a lot of value as time. I know certain parts of the biotech markets are still depressed, but we see an opening right now, and we always believe that good companies with great science will always get funded. So that’s been our view.

Shahraab Ahmad:

And I’ll also, just to add to that, whereby design, or by luck, Ian’s team has probably timed things pretty well in the sense that all these deals take time and by the time you get public, you’re trying to hit a target six to nine months out. All the indications for the public market look really good right now, in terms of what you’re seeing in IPOs, what you’re seeing in terms of funding, even the private markets. So from that perspective, I also think it’s a really great time to be a public company.

Nick Clayton:

And with that in mind, it looks like you guys are continuing the conversations and the process of raising a pipe. We know that it’s been very tight market for the last couple of years really, in terms of pulling pipes together. How has that process been like and how have your conversations been going so far?

Ian Chan:

I would say we’ve been getting quite a number of inbound inquiries. So that’s a good sign. So it’s a matter of process right now and then bringing in the right investors and getting the PIPE done.

Shahraab Ahmad:

And to add to that, our strategy has been basically, obviously Abpro’s built quite a following over time. So there’s a decent amount of incoming, as Ian talked about, from the investors that are already in the company as well as investors that know the company well. So our goal is to basically build and anchor in the pipe around those investors and then go more toward traditional biotech, fundamental investors, et cetera. But really people that understand the science, understand the company and build around people that understand the trajectory of the company.

Nick Clayton:

I mean, as you know, Shahraab, the deSPACing process has these particular moments where sometimes the options change a little bit closer to close and they change again once the deal has closed and the company is public again. Just philosophically what’s been your approach like in terms of balancing, because sometimes investors do see it as balancing the interests of the original SPAC investors versus incoming pipe investors, but then there’s also different options on the other end of close. Just what are been the conversations like and how would you sum up your strategy in terms of pulling all of those elements together?

Shahraab Ahmad:

So if I can just take a step back in terms of how we approach this. On the surface, we look like a SPAC that was originally formed around mobility. So then to merge with a biotech target on the outside field, kind of strange. But if you look underneath the hood, one of our main investors in the SPAC is a company called Apyron. They’ve had four IPOs in the last few years. In fact, they just took Alto Neurotech public a couple of days ago. That stock’s done really well. So they’re a very, very experienced biotech investor. One of our board members and management team members is a partner at a biotech VC fund as was very close to one of the larger university’s medical schools. So, our ability to understand biotech diligence, biotech, understand both the science, but also the investor reaction to the science, I think is quite good.

Otherwise, we would not have progressed with this deal because we simply wouldn’t have been able to do the diligence that we needed to. From that perspective, I feel very comfortable in terms of the work that we’ve done. Now, obviously as you mentioned, market conditions change all the time. That’s totally outside our control. But I also think that one of the good things about Abpro is that their capital needs are somewhat within their control/discretion. So if market environment gets really hard, I think we have some ability to dial down spending and vice versa. So that does give us a lot of leeway while in the meantime, having a core asset that is independently financed. So the companies kind of de-risk through having risk in various buckets rather than having all its risk in one bucket.

Nick Clayton:

And you touched upon what I wanted to get to in my next question actually, is because there was some initial indications that Atlantic Coastal II wanted to look at mobility, and obviously we’ve seen a lot of deals being done in that space over the last couple of years. But what were some of the, I guess some of the macro factors you saw out there in terms of how the market was reacting to deals and what the different opportunities were from business to business and from sector to sector as you were going through this process?

Shahraab Ahmad:

So essentially the biggest problem in the mobility space is that the CapEx is typically very bulky and not discretionary. So I’ll give you an example. There’s a company we were looking at, they had a revolutionary technology, let’s call it in the wheel slash tire space. The technology was phenomenal. Every expert we talked to loved it. They had great contracts, but they needed $200 million to build a factory, right? And wasn’t, maybe 50, maybe 100, maybe 300. It was 200, that number or nothing. So at that point, if you go through the capital raising process and you haven’t raised at 200, you have a very binary decision. And so you’re really beholden to hitting a certain number. And a lot of the mobility targets that we looked at very much had that profile. So, at that point, we had to start looking at other spaces where the CapEx/the R&D runway was slightly more discretionary and slightly less bulky. And so that was definitely part of our decision making.

Nick Clayton:

And even looking beyond this, once Abpro is public and has access to public capital of different forms, and given that it has sort of operated as a platform company before, do you see there being some opportunities to make acquisitions as a company that’s public moving forward? Or do you think the company is best served letting DiversImmune and MultiMab continue to be origination engines for its candidates?

Ian Chan:

I think our goal is to build the leading platform in this space. So there could be acquisitions of technology, acquisitions of companies, certainly organic growth, which has been our bread and butter, building on that. We see many possibilities really take us.

Shahraab Ahmad:

I think, Nick, one other point in terms of what attracted us to Abpro is that if you look at the scientific advisory board, I mean it’s literally the who’s who of that space. Because often when you have these SPAC companies that come out, they have experienced leaders, but there’s not a lot of depth. And I think with Abpro, there’s a massive depth there.

Ian Chan:

I can quickly go through who’s involved. So Bob Langer, co-founder of Moderna. So he’s someone we’ve known since and many years ago, and he joined Abpro almost from day one. So he’s on our board. And also scientific advisory board on the oncology side. Ron Levy, he started IDEC, which became Biogen IDEC. He discovered CD20 Rituximab. Laurie Glimcher, she runs Dana-Farber, so that’s one of the largest cancer institutes. She’s on a board of many, some really large companies like GSK. And then Steve Schnittenden on the infectious disease side. He ran the HIV Division at NIAID. So he’s an expert there. Excellent. Shiv Pillai at Harvard Medical School. So he’s really autoimmune and also antibody expert. So those are folks that we interact with on a very regular basis, certainly on the science side and then also on the autoimmunity side, George Sokos. So he is a autoimmune expert who we get advice from on the autoimmune side.

Nick Clayton:

Great. And in terms of the technology that you’ve been touching upon and utilizing in different ways using your platform, what do you see as some of the most exciting things in the treatment areas that you’ve been involved in that maybe we haven’t touched upon yet?

Ian Chan:

We see that we’re still at the tip of the iceberg in general for modern medicine. So, by that we see a lot of, we’re still stuck with a lot of modalities are from many years ago for treatment of, for example, oncology. Like surgery, radiation, chemotherapy. A lot of the newer therapies like bispecific antibodies are a lot more targeted. And there’s so many exciting new targets out there around the biology and the understanding of biology as well. So we see almost an unlimited number of targets, and as you add all the targets with all the new technologies that are available, AI is going to play a big role as well. The speed of discovery is just going to dramatically keep on accelerating over the next years. So that’s going to create a lot of opportunity to treat patients with new therapies that can make a really big difference in oncology and also other areas, antibodies cover certainly oncology, autoimmunity, eyecare, infectious disease as well. So there are many categories to take this. So it is about having a platform that can really be nimble, effective, and then create the largest therapeutic window possible.

Nick Clayton:

And definitely. I’m just interested as you’ve been going through conversations with investors, just because we’ve been able to see that across all sectors, the market has been very hungry for candidates that can demonstrate their self-sustainability in terms of their financial situation and whatnot, given the macro conditions. But obviously drug discovery is a process that takes a little time to get to those big revenue milestones and whatnot, although you’ve already done a lot of the legwork in terms of having these partners that are going to support you through a lot of that process. I’m just curious, what have been some of the big questions and some of the big points you’ve been driving home when speaking with investors as you’re going through this process?

Ian Chan:

I think it’s the ability to be able to attract partners like Celltrion that can really fund entire programs. And we have a 50% profit share at the backend as well. So not only is it fully funded, it’s not like the deal where we have single digit royalties, the upside is 50% worldwide. So that can provide at the finish line of getting an approval, cash flows into the company, and then that could be reinvested into the business through to the discovery engine to create more programs on a non-diluted basis. So we see that as a very viable model. And the key is to be able to demonstrate the molecule is effective enough to future potential partners in the form business development partnerships that make sense from a financial perspective to create a lot of equity value. Because in biotech, the dilution is usually one of the big killers of equity value. So if a company needs to say, raise 300 million for a Phase 3, it’s going to be challenging for a lot of companies. And not only that, but potentially very risky.

Nick Clayton:

So just given how much has been de-risked and how much you guys have worked to create some visibility on what the potential revenues are like moving forward here, I’m interested, Shahraab, how do you approach that valuation process, adjusting for risk and discounting for the fact that some of these revenues are going to be coming in at some point a few years down the road?

Shahraab Ahmad:

So to a certain extent, it’s a little bit of not a science project, but an art project, right? And obviously there’s a lot of moving parts, but we certainly ascribed a lot of value to the Celltrion partnership because that provides a valuation baseline. When we did the independent valuation through Health Advances, they came back on just the main two compounds at a 1.2 billion NPV, and obviously that’s an NPV and not a gross number. So, we use those kind of factors, to sort of triangulate around the valuation number. One thing I’m absolutely certain of, and I’m sure everybody will know that once we de-SPAC there will be a lot of volatility. I’m sure there’s going to be a lot of moving parts. But at the end of the day, once everything settles down, I think the true value of the company will come out. And I’m very confident that the valuation that we’ve set now will end up looking good for investors.

***

Important Information and Where to Find It

In connection with the previously announced proposed business combination with Abpro Corporation (the “Company”) (the “Business Combination”) and the transactions contemplated thereby (the “Proposed Transactions”), Atlantic Coastal Acquisition Corp. II (“ACAB”) has filed a Registration Statement on Form S-4, with the SEC (the “Registration Statement”), which includes the Proxy Statement to be distributed to holders of ACAB’s common stock in connection with ACAB’s solicitation of proxies for the vote by ACAB’s stockholders with respect to the Proposed Transactions and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to stockholders in connection with the Proposed Transactions. After the Registration Statement has been declared effective, ACAB will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about ACAB, the Company and the Proposed Transactions. When available, investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by ACAB through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Atlantic Coastal Acquisition Corp. II, 6 St Johns Lane, Floor 5 New York, NY 10013.

Participants in the Solicitation

ACAB and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of ACAB is set forth in its Annual Report on Form 10-K for the fiscal year ended December 30, 2022 and the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Registration Statement and other relevant materials filed, or to be filed, with the SEC regarding the Proposed Transactions. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe”, “project”, “expect”, “anticipate”, “estimate”, “intend”, “strategy”, “future”, “opportunity”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” or similar expressions. that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, ACAB’s ability to enter into definitive agreements or consummate a transaction with the Company; ACAB’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of ACAB’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ACAB and the Company. These forward looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the outcome of judicial proceedings to which the Company is, or may become a party; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the stockholders of ACAB for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of ACAB and the Company; the amount of redemption requests made by ACAB’s stockholders; the occurrence of events that may give rise to a right of one or both of ACAB and the Company to terminate the Business Combination Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s future business; and those factors discussed in ACAB’s Registration Statement on Form S-1 filed with the SEC on January 18, 2022, Annual Report on Form 10-K for the fiscal year ended December 31, 2022, Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 and the Registration Statement under the heading “Risk Factors,” and other documents of ACAB filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither ACAB nor the Company presently know or that ACAB and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect ACAB’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. ACAB and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while ACAB and the Company may elect to update these forward-looking statements at some point in the future, ACAB and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing ACAB’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither ACAB nor the Company gives any assurance that either ACAB or the Company, or the combined company, will achieve its objectives.